UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Petrologistics LP

File No. 333-175035 and 1-35529 - CF#30804

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Petrologistics LP submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 21, 2011, as amended, and for a Form 10-K filed March 7, 2014.

Based on representations by Petrologistics LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.7	S-1	June 21, 2011	through December 31, 2016
10.9	S-1	June 21, 2011	through December 31, 2016
10.8	10-K	March 7, 2014	through December 31, 2016
10.10	10-K	March 7, 2014	through December 31, 2016
10.12	10-K	March 7, 2014	through December 31, 2016
10.13	10-K	March 7, 2014	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary